EXHIBIT 99.1

For Immediate Release	Contact: Mr. Gates Little.
(256) 543-3860
For Immediate Release
November 10, 2005

THE SOUTHERN BANC COMPANY, INC. ANNOUNCES

FIRST QUARTER EARNINGS

The Southern Banc Company, Inc. (OTCBB: SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $117,000, or $0.15 per share basic and $0.14 per share diluted, for the quarter ended September 30, 2005, as compared to net income of $139,000, or $0.17 per share basic and $0.16 per share diluted, for the quarter ended September 30, 2004.

Gates Little, President and Chief Executive Officer of the company, stated that the first quarter decrease in net income primarily resulted from a decrease of approximately $128,000 in the net interest margin after provision for loan losses when compared to the same period in 2004. This decrease was offset in part by an increase in non-interest income of approximately $97,000.

The Company’s total assets at September 30, 2005 were $102.8 million as compared to $104.8 million at June 30, 2005. Total stockholders’ equity at September 30, 2005, was $15.7 million as compared to $16.7 million at June 30, 2005.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	September 30, 2005	June 30, 2005
ASSETS

CASH AND CASH EQUIVALENTS	$5,527	$4,107

SECURITIES AVAILABLE FOR SALE, at fair value	55,296	59,403
SECURITIES HELD TO MATURITY, at amortized cost fair value of $3,417 and $3,779, respectively	3,316	3,660
FEDERAL HOME LOAN BANK STOCK	509	509
LOANS HELD FOR SALE	209	0
LOANS RECEIVABLE, net of allowance for loan losses of $149 and $135, respectively	35,780	35,531
PREMISES AND EQUIPMENT, net	595	608
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	398	441

PREPAID EXPENSES AND OTHER ASSETS	1,127	552

TOTAL ASSETS	$102,757	$104,811

LIABILITIES

DEPOSITS	$80,601	$81,736
FEDERAL HOME LOAN BANK ADVANCES	6,083	6,083
OTHER LIABILITIES	329	289

TOTAL LIABILITIES	87,013	88,108

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding— none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Additional paid-in capital	14,007	13,998
Treasury stock, at cost, 618,534 and 595,090 shares, respectively	(8,317)	(7,923)
Shares held in trust, at cost, 46,855 and 49,355 shares, respectively	(839)	(868)
Retained earnings	11,743	11,696
Accumulated other comprehensive income (loss), net	(865)	(215)

TOTAL STOCKHOLDERS’ EQUITY	15,744	16,703

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$102,757	$104,811

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended September 30,
	2005	2004
INTEREST INCOME:

Interest and fees on loans	$496	$519
Interest and dividends on securities available for sale	638	654
Interest and dividends on securities held to maturity	47	71
Other interest income	28	11

Total interest income	1,209	1,255

INTEREST EXPENSE:
Interest on deposits	530	455
Interest on borrowings	71	79

Total interest expense	601	534

Net interest income before provision for loan losses	608	721
Provision for loan losses	15	0

Net interest income after provision for loan losses	593	721

NON-INTEREST INCOME:
Fees and other non-interest income	35	25
Gain of sale of available for sale securities	66	0
Miscellaneous Income, net	34	13

Total non-interest income	135	38

NON-INTEREST EXPENSE:
Salaries and employee benefits	294	305
Office building and equipment expenses	54	41
Professional services	55	53
Data processing expense	65	54
Other operating expense	72	78

Total non-interest expense	540	531

Income before income taxes	188	228

PROVISION FOR INCOME TAXES	71	89

Net Income	$117	$139

EARNINGS PER SHARE:
Basic	$0.15	$0.17
Diluted	$0.14	$0.16

DIVIDENDS DECLARED PER SHARE	$0.0875	$0.0875

AVERAGE SHARES OUTSTANDING:
Basic	804,894	842,026
Diluted	820,552	863,891

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Three Months Ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$117	$139
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22	10
Amortization, net	20	24
Amortization of unearned compensation	9	39
Provision for loan losses	15	0
Net gain on sale of secondary market loans	(5)	0
Gain on sale of available for sale securities	(66)	0
Proceeds from sale of secondary market loans	841	50
Loans originated for secondary market	(1,045)	(50)
Change in assets and liabilities:
Decrease in accrued interest and dividends receivable	43	28
Increase in other assets	(27)	(42)
(Decrease) increase in other liabilities	(112)	118

Net cash (used in) provided by operating activities	(305)	316

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(2,788)	(5,969)
Proceeds from maturities and principal payments on securities available for sale	3,957	3,562
Proceeds from maturities and principal payments on securities held to maturity	350	408
Proceeds from sale of securities available for sale	1,909	0
Net loan (originations) repayments	(264)	1,305
Capital expenditures, net	14	(4)

Net cash provided by (used in) investing activities	3,178	(698)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits, net	(1,135)	210
Purchase of Treasury Stock	(393)	0
Dividends paid	(71)	(76)
Proceeds from exercise of stock options	29	292
Purchase of stock to fund option trust	0	(864)

Net cash used in financing activities	(1,570)	(438)

Net increase (decrease) in cash and cash equivalents	1,420	(820)

CASH AND CASH EQUIVALENTS, beginning of period	4,107	5,734

CASH AND CASH EQUIVALENTS, end of period	$5,527	$4,914

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$57	$0

Interest	$601	$536

22